

Capitol Federal Financial

(CFFN)



Safe Harbor Disclosure

Except for the historical information contained in this presentation, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area, competition, and other risks detailed from time to time in the Company's SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent the Company's judgment as of the date of this presentation. The Company disclaims, however, any intent or obligation to update these forward-looking statements.



Capitol Federal Franchise



Topeka (6)
Greater Kansas City (14)
Manhattan (2)
Kansas City, KS (1)
Salina (1)
KANSAS
Wichita (6)
Emporia (1)
Olathe (3)
Lawrence (4)



Corporate Structure





Management Strategy

- Single-Family Portfolio Lender

- Retail Financial Services

- Commitment to Cost Control

- Excellent Asset Quality

- Strong Capital Position

- Stockholder Value

Loan Portfolio



Other Real
Estate
2%

Non Real
Estate
4%

Single Family
94%

Earning Asset Mix



Cash & Investments 14%

Other Loans 4%

Single-Family Loans 62%

Mortgage-Related Securities 20%



Retail Financial Services

- Transaction & Money Market Accounts
- Certificates of Deposit
- Retirement Accounts
- Insurance Products
- Alternative Investment Opportunities
- Consumer Lending



Costing Liability Mix

Certificates
35%

Transaction
10%

Money
Market
12%

Borrowings
43%



Commitment to Cost Control

- Efficiency ratio below industry average (in percent)



- Operating expense ratio has increased modestly (in basis points)



As of fiscal year end

1 The 2004 ratios are not presented in accordance with GAAP, they exclude the one-time after tax charge for the FHLB refinance.



Excellent Asset Quality

- Non-performing assets to total assets remains very low



- Allowance for loan losses to total loans remains appropriate



As of fiscal year end.



Strong Capital Position





Financial Performance

	FY 2005	FY 2006	YTD Mar 31, 2007
Net income	$65,059	$48,117	$18,707
Diluted EPS	$0.89	$0.66	$0.26
Assets	$8,409,687	$8,199,073	$8,097,293
Liabilities	$7,544,624	$7,335,854	$7,226,669
Equity	$865,063	$863,219	$870,624

Amounts in thousands



Financial Performance

	FY 2005	FY 2006	YTD Mar 31, 2007
ROAA	0.77%	0.58%	0.46%
ROAE	7.62%	5.58%	4.32%
Shares eligible for dividends	20,480,964	20,427,643	20,665,807

Net Interest Margin







Stockholder Value

- In November 2003, the Board adjusted its dividend policy with the intent to pay its $2.00 per share calendar year dividend in four equal quarterly installments,

- In January 2005, the board enhanced this strategy by committing to pay out 25% of the prior year's reported net income in excess of the amount needed to pay the regular quarterly dividends.



Stockholder Value

- CFFN paid a $0.09 per share special dividend in December 2006 under the enhanced dividend policy.

- CFFN declared a $0.50 per share regular quarterly dividend in July 2007.

Stockholder Value



- Cumulative dividends paid since our IPO in March 1999 total $13.27, providing participants in our IPO a return in excess of their original investment.

- We have maintained a balance between adequate capital and shareholder value.



Calendar Year Dividend History



Cumulative dividends paid since IPO total $13.27.



Capitol Federal Financial

(CFFN)